Nuveen Massachusetts Quality Municipal Income Fund N-2/A

Exhibit 99.(n)

KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated July 25, 2024, with respect to the financial statements and financial highlights of Nuveen Massachusetts Quality Municipal Income Fund, as of May 31, 2024, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Chicago, Illinois
June 18, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.